Hi Team,

Please note that we have completed a SBSE-A/A submission with the following changes on behalf of Morgan Stanley Europe SE.

- Addition of Principal: Susan O'Flynn

Furthermore, as required, we have submitted all other relevant documentation:

- Opinion Counsel – no change

Please let me know if you have any queries.

Kind regards,
Samiul

Samiul Hoque, Vice President
Morgan Stanley | Legal and Compliance
20 Bank Street | Canary Wharf | Floor 10
London, E14 4AD
Phone: +44 20 7677-2456
Samiul.Hoque@morganstanley.com
www.morganstanley.com